2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.4

Paris, August 5, 2004

Second quarter 2004 net income adjusted for special items sharply higher compared to second quarter 2003 :

•	+22% to 2.16 billion for net income in euros
•	+26% to 3.49 for earnings per share in euros
•	+30% to 2.60 billion for net income expressed in dollars*
•	+34% to 4.21 for earnings per share expressed in dollars*

4% hydrocarbon production growth in the second quarter 2004

Results expressed in dollars*

Net income adjusted for special items

2nd quarter 2004		1st half 2004
2.60 billion dollars	(+30%)	5.08 billion dollars	(+18%)
4.21 dollars per share	(+34%)	8.19 dollars per share	(+22%)

Net income

2.47 billion dollars	(+35%)	4.92 billion dollars	(+19%)

Results in euros

Net income adjusted for special items

2nd quarter 2004		1st half 2004
2.16 billion euros	(+22%)	4.14 billion euros	(+7%)
3.49 euros per share	(+26%)	6.67 euros per share	(+10%)

Net income

2.05 billion euros	(+27%)	4.01 billion euros	(+8%)

*	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total’s net income adjusted for special items increased by 22% to 2,162 million euros (M€) in the second quarter 2004. Compared to the same quarter last year, the environment was marked by sharply higher oil prices and refining margins, a moderate decline in the dollar against the euro, and further weakness in European petrochemical margins.

Commenting on the results, Chairman and CEO Thierry Desmarest said :

« Net income adjusted for special items and expressed in dollars reached a new record level of 2.60 billion dollars, an increase of 30% compared to the second quarter 2003. In addition to the favorable impact of the environment, this performance reflects the ongoing internal efforts of the Group, notably the continued hydrocarbon production growth. In this context, our return on average capital employed over the past twelve months reached 20%.

Earnings per share adjusted for special items and expressed in dollars increased by 34%, reflecting the accretive impact of our share buyback program over the past year.

For the first half 2004, earnings per share adjusted for special items and expressed in dollars increased by 22%, compared to the first half of last year, reaching a record high of $8.19 per share. »

Total – consolidated accounts

2Q04	2Q03%		in millions of euros	1H04	1H03%
28,897	24,347	+19%	Sales	56,757	52,650	+8%
4,009	2,937	+36%	Operating income from business segments adjusted for special items	7,573	6,856	+10%
3,135	2,297	+36%	Upstream	5,954	5,322	+12%
727	456	+59%	Downstream	1,273	1,235	+3%
147	184	-20%	Chemicals	346	299	+16%
2,119	1,719	+23%	Net operating income from business segments adjusted for special items	4,043	3,770	+7%
2,162	1,767	+22%	Net income adjusted for special items	4,140	3,887	+7%
2,046	1,605	+27%	Net income	4,007	3,725	+8%
3.49	2.77	+26%	Earnings per share (euros) adjusted for special items	6.67	6.05	+10%
1,938	1,508	+29%	Investments	3,549	3,002	+18%
171	157	+9%	Divestments at selling price	353	1,150	-69%
2,623	3,134	-16%	Cash flow from operating activities*	6,706	6,956	-4%

*	includes disbursements related to the Toulouse-AZF reserve of 92 M€ in the second quarter 2004, 150 M€ in the second quarter 2003, 222 M€ in the first half 2004 and 332 M€ in the first half 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Special items

2Q04	2Q03		in millions of euros	1H04	1H03
			Impact of special items on operating income
—	—		Total	—	—
			Impact of special items on net income
—	30		Gains on asset sales	—	30
(98)	—		Additional Toulouse-AZF reserve	(98)	—
(14)	(34)		Restructuring charges and early retirement plans	(31)	(34)
—	—		Impairments	—	—
(4)	(158	) *	Other	(4)	(158	) *
(116)	(162)		Total	(133)	(162)

*	includes (155) M€ provision for Chemicals

Number of shares

2Q04	2Q03%		millions	1H04	1H03%
618.7	637.8	-3%	Fully-diluted weighted- average shares	620.7	642.1	-3%

Market environment

2Q04	2Q03%				1H04	1H03%
1.20	1.14	-5%	*	€/$	1.23	1.10	-11%	*
35.4	26.0	+36%		Brent ($/b)	33.7	28.7	+17%
34.4	17.6	+95%		European refining margins TRCV ($/t)	28.0	24.9	+12%

*	change in the dollar versus the euro

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Second quarter 2004 results

Consolidated sales increased by 19% to 28,897 M€ from 24,347 M€ in the second quarter 2003.

The market environment was generally more favorable in the second quarter 2004 than in the second quarter 2003. The Brent oil price increased by 36% to 35.4 $/b from 26.0 $/b in the second quarter 2003. European refining margins (TRCV) rose to 34.4 $/t, nearly double the margins in the second quarter 2003, mainly due to strong gasoline demand in the Atlantic Basin and low refined product inventory levels.

Despite the improved economic conditions, increased raw material costs put pressure on margins in Chemicals.

The weaker dollar had a negative impact on the results of all the segments.

In this context, operating income from the business segments adjusted for special items increased by 36% to 4,009 M€.

Due to a higher effective tax rate in the second quarter 2004 compared to the second quarter 2003, net operating income from the business segments adjusted for special items increased by 23% to 2,119 M€.

Net income adjusted for special items increased to 2,162 M€ in the second quarter 2004, an increase of 22% compared to the same quarter last year.

The impact of special items on net income in the second quarter 2004 was a negative 116 M€, primarily for an increase in the Toulouse-AZF reserve. Special items in the second quarter 2003 had a negative impact of 162 M€.

Earnings per share adjusted for special items, based on 618.7 million fully-diluted weighted-average shares, increased by 26% to 3.49 euros in the second quarter 2004 from 2.77 euros in the second quarter 2003.

Net income was 2,046 M€ in the second quarter 2004 compared to 1,605 M€ in the same quarter last year.

During the second quarter 2004, the Group bought back 8.1 million of its shares, or about 1.2% of the share capital, for 1.3 billion euros. At June 30, 2004 there were 616.9 million fully-diluted shares compared to 621.1 million at March 31, 2004 and 634.7 million at June 30, 2003.

After paying the 2003 annual dividend on May 24, 2004, the net-debt-to-equity ratio was 28.5% at June 30, 2004 compared to 18.7% at March 31, 2004 and 27.1% at June 30, 2003.

Cash flow from operating activities was 2,623 M€, a 16% decline compared to the same quarter last year, and reflects primarily the impact of changes in working capital in the second quarter 2004.

Investments were 1,938 M€ (69% allocated to the Upstream segment) compared to 1,508 M€ in the second quarter 2003. Investments increased in all business segments.

Divestments, based on selling price, were 171 M€ compared to 157 M€ in the second quarter 2003.

Net cash flow1 was 856 M€ compared to 1,783 M€ in the same quarter last year.

[1]	net cash flow = cash flow from operating activities + divestments - investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Upstream

2Q04	2Q03%		Upstream key figures	1H04	1H03%
2,601	2,509	+4%	Hydrocarbon production (kboe/d)	2,617	2,513	+4%
1,698	1,681	+1%	• Liquids (kb/d)	1,710	1,647	+4%
4,915	4,522	+9%	• Gas (Mcf/d)	4,933	4,723	+4%
3,135	2,297	+36%	Operating income (M€) adjusted for special items	5,954	5,322	+12%
1,496	1,218	+23%	Net operating income[2] (M€) adjusted for special items	2,885	2,623	+10%
1,331	1,130	+18%	Investments (M€)	2,543	2,296	+11%
102	44	+132%	Divestments (M€) at selling price	201	224	-10%
2,644	1,884	+40%	Cash flow from operating activities (M€)	4,974	4,455	+12%

Operating income from the Upstream segment adjusted for special items was 3,135 M€, an increase of 36% compared to the second quarter 2003.

The sharp increase reflects the positive impacts of higher hydrocarbon prices and growing production volumes, slightly offset by the lower dollar.

Net operating income from the Upstream segment adjusted for special items rose by 23% to 1,496 M€. This more moderate increase is due to a higher average tax rate in the second quarter 2004 than in the second quarter 2003, which reflects, in particular, the higher relative contribution of volumes from Nigerian concessions.

Hydrocarbon production increased by 3.7% to 2,601 thousand barrels of oil equivalent per day (kboe/d) from 2,509 kboe/d in the second quarter 2003, despite the negative effect of high oil prices on volumes from production sharing contracts (PSC) and buy-back contracts.

Liquids production rose by 1% to 1,698 thousand barrels per day (kb/d) from 1,681 kb/d in the second quarter 2003.

Gas production grew by 9% to 4,915 million cubic feet per day (Mcf/d) from 4,522 Mcf/d in the second quarter of 2003.

The production growth came primarily from start-ups and build-ups at Amenam in Nigeria and Matterhorn in the US, as well as higher production from Norway, Netherlands, Indonesia, Venezuela and Argentina.

In Venezuela, the first phase of development for the 100 Mcf/d capacity Yucal Placer gas field (Total, 69.5%) started production.

Second quarter 2004 exploration highlights included the announcement of the second discovery, Canela-1, on Block 32 (Total-operated, 30%) in Angola. In Norway, Total obtained a new permit in the Haltenbanken and will be the operator with a 40% interest. Since June 30, 2004, the Group has announced a discovery on the Kairan structure in Kazakhstan and has taken a 39.9% interest in a deep-offshore exploration block in North Bali in Indonesia.

In addition, Nigeria LNG (Total, 15%) approved in late July the construction of the sixth liquefaction train at the Bonny facility.

[2] 2Q04 and 1H04 include the equity share of Cepsa’s « Exploration & Production » results; 2Q03 and 1H03 included the entire equity share of Cepsa’s results in Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Downstream

2Q04	2Q03%		Downstream key figures	1H04	1H03%
2,494	2,383	+5%	Refinery throughput* (kb/d)	2,494	2,409	+4%
727	456	+59%	Operating income (M€) adjusted for special items	1,273	1,235	+3%
536	406	+32%	Net operating income[3] (M€) adjusted for special items	947	991	-4%
316	194	+63%	Investments (M€)	542	319	+70%
39	13	+200%	Divestments (M€) at selling price	82	57	+44%
414	1,483	-72%	Cash flow from operating activities (M€)	2,124	3,043	-30%

*	includes share of Cepsa

Operating income from the Downstream segment adjusted for special items increased by 59% to 727 M€ from 456 M€ in the second quarter 2003.

The second quarter 2004 environment was marked by a sharp increase in European refining margins in a market context of strong gasoline demand in the Atlantic Basin. This positive effect was slightly offset by the weaker dollar relative to the euro and a squeeze on marketing margins from higher refined product prices. In addition, ongoing productivity programs have also contributed to the improvement in Downstream results.

Refinery throughput rose by 5% to 2,494 kb/d from 2,383 kb/d in the second quarter 2003. The refinery utilization rate was 92% in the second quarter 2004.

Net operating income adjusted for special items from the Downstream segment increased to 536 M€ from 406 M€ in the same period last year. This increase of 32%, which is lower than the increase in operating income adjusted for special items, is due primarily to the reallocation of Cepsa’s results across the business segments3.

The decrease in Downstream cash flow from operating activities reflects primarily the impact of changes in working capital in the second quarter 2004.

[3] 2Q04 and 1H04 include the equity share of Cepsa’s « Refining & Marketing » results; 2Q03 and 1H03 included the entire equity share of Cepsa’s results in Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

2Q04		2Q03%			Chemicals key figures (M€)	1H04		1H03%
4,896		4,190		+17%	Sales	9,569		8,743		+9%
147		184		-20%	Operating income adjusted for special items	346		299		+16%
87		95		-8%	Net operating income[4] adjusted for special items	211		156		+35%
251		160		+57%	Investments	413		335		+23%
30		32		-6%	Divestments at selling price	49		787		ns
22	*	(104	)**	ns	Cash flow from operating activities	(60	)***	(185	)****	ns

*	this amount would be 114 M€ excluding disbursements of 92 M€ related to the Toulouse-AZF reserve
**	this amount would be 46 M€ excluding disbursements of 150 M€ related to the Toulouse-AZF reserve
***	this amount would be 162 M€ excluding disbursements of 222 M€ related to the Toulouse-AZF reserve
****	this amount would be 147 M€ excluding disbursements of 332 M€ related to the Toulouse-AZF reserve

Sales for the Chemicals segment increased by 17% to 4,896 M€ from 4,190 M€ in the second quarter 2003.

Operating income from the Chemicals segment adjusted for special items decreased by 20% to 147 M€ from 184 M€ in the second quarter 2003. Base chemicals were impacted by the strong increase in the price of naphtha. Intermediates continue to be penalized by the weakness in the dollar, which more than offset the positive impact of internal programs. Operating income from Specialties increased substantially, thanks to growth and productivity gains.

Net operating income adjusted for special items was 87 M€ compared to 95 M€ in the same period last year.

During the second quarter 2004, progress on the project to create the “CIP” entity, which will be made up of the chlorochemicals, intermediates and performance polymers activities, included the completion of the information/consultation process with labor representatives, the nomination of senior management and the announcement of the new organization.

Establishing the legal structure of the new entity is progressing as planned and will be accompanied by the launch of a corporate identity program.

[4] 2Q04 and 1H04 include the equity share of Cepsa’s « Derivative chemicals » results; 2Q03 and 1H03 included the entire equity share of Cepsa’s results in Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

First half 2004 results

The first half 2004 market environment was marked by a 17% increase in the Brent oil price to 33.7 $/b from 28.7 $/b in the first half 2003. Refining margins rose by 12% to 28.0 $/t from 24.9 $/t. The dollar weakened by 11% relative to the euro, with the euro/dollar exchange rate settling at 1.23 from 1.10 in the first half last year. The situation for Chemicals remained difficult, with negative impacts from the weaker dollar and higher naphtha prices more than offsetting the benefits of an improved economic environment.

In an overall more favorable environment relative to the first half 2003, operating income from the business segments adjusted for special items increased by 10% to 7,573 M€ in the first half 2004 from 6,856 M€ in the same period last year. The increase was due to the more favorable market environment, which had a positive impact of 0.3 billion euros (B€), and the contribution from growth and productivity programs, which had a combined impact of 0.4 B€.

The overall positive impact of 0.3 B€ from the improved environment breaks down as follows:

•	+ 0.9 B€ due to sharply higher oil prices and moderately higher gas prices,
•	+ 0.2 B€ due to the increase in refining margins,
•	- 0.7 B€ due to the depreciation of the dollar relative to the euro,
•	- 0.1 B€ due to a weaker marketing environment.

Net operating income from the business segments adjusted for special items increased by 7% to 4,043 M€ in the first half 2004 compared to 3,770 M€ in the first half 2003.

Net income adjusted for special items rose to 4,140 M€, an increase of 7% compared to the first half 2003. The impact of special items on net income was -133 M€ in the first half 2004 compared to -162 M€ in the first half 2003.

Earnings per share, based on 620.7 million fully-diluted weighted-average shares, rose to 6.67 euros in the first half 2004 from 6.05 euros in the first half 2003, an increase of 10%, which is larger than the increase in net income due to the accretive impact of the share repurchases made by the Group.

During the first half 2004, the Group bought back 12.4 million of its shares, or 1.9% of its share capital, for 1.9 B€.

Net income rose to 4,007 M€ in the first half 2004 compared to 3,725 M€ in the first half 2003.

Hydrocarbon production increased by 4.1% to 2,617 kboe/d in the first half 2004 from 2,513 kboe/d in the same period last year. Refinery throughput increased by 4% to 2,494 kb/d from 2,409 kb/d in the first half 2003. Sales for the Chemicals segment rose by 9% to 9,569 M€ from 8,743 M€ in the first half 2003.

In the first half 2004, investments were 3,549 M€ (72% allocated to the Upstream segment), an increase of 18% compared to the first half 2003 and in line with the planned investment level for the year.

Divestments, based on selling price, were 353 M€ in the first half 2004 compared to 1,150 M€ in the first half 2003.

Net cash flow in the first half 2004 was 3,510 M€ compared to 5,104 M€ in the same period last year.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Parent company accounts

The parent company, TOTAL S.A., reported net earnings of 2,103 M€ in the first half 2004 compared to 2,119 M€ in the first half 2003.

Summary and outlook

The Group’s return on average capital employed (ROACE) for the period July 1, 2003 to June 30, 2004 was 20%. Return on equity (ROE) was 26% for the same period. The annualized second quarter 2004 ROACE was 23%.

Year-to-date investments are in line with the 2004 Capex budget of 10 B$, which remains heavily weighted toward Upstream growth projects.

The Group continued to buy back shares and in July 2004 acquired 1.3 million shares for 0.2 B€, bringing the total shares bought back so far this year to 13.7 million or 2.1% of the share capital.

Since the beginning of the third quarter 2004, petroleum product demand has remained strong and concerns about supply have persisted, keeping oil prices and refining margins at high levels. In this favorable environment, the Group has continued to pursue its policy of strict financial discipline for profitable growth combined with strong shareholder returns.

Interim dividend

In accordance with the new distribution policy announced at the May 14, 2004 Annual Meeting, an interim dividend will be paid, in the fourth quarter of each year, except under exceptional circumstances, equal to about 50% of the annual dividend paid for the previous year. After reviewing the September 30 accounts on November 9, the Board of Directors will set the exact amount of the interim dividend to be paid on November 24, 2004.

◆ ◆ ◆

The June 30, 2004 notes to the consolidated accounts are available on the Total web site (www.total.com). The interim accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.

The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. Performance measures excluding special items such as operating income, net operating income and net income adjusted for special items, are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

To listen to the conference call with CFO Robert Castaigne and financial analysts today at 16:30 (Paris time), please call +44 (0)20 7162 0025 (access code: Total) from Europe or +1 334 323 6201 (access code: Total) from the US. For a replay, please dial +44 (0)208 288 4459 (access code: 364092) from Europe or 1 334 323 6222 (access code: 364092 ) from the US.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT
FOR THE SECOND QUARTER
AND FIRST HALF 2004

Upstream

Combined liquids and gas production by region

2Q04	2Q03%		in kboe/d	1H04	1H03%
880	832	+6%	Europe	885	897	-1%
794	716	+11%	Africa	795	698	+14%
78	57	+37%	North America	72	60	+20%
233	229	+2%	Far East	239	222	+8%
382	461	-17%	Middle East	400	457	-12%
226	208	+9%	South America	218	173	+26%
8	6	+33%	Rest of world	8	6	+33%

2,601	2,509	+4%	Total	2,617	2,513	+4%

Liquids production by region

2Q04	2Q03%		in kb/d	1H04	1H03%
439	451	-3%	Europe	444	471	-6%
723	638	+13%	Africa	722	623	+16%
25	4	ns	North America	21	4	ns
31	25	+24%	Far East	31	24	+29%
332	411	-19%	Middle East	347	403	-14%
140	146	-4%	South America	137	116	+18%
8	6	+33%	Rest of world	8	6	+33%

1,698	1,681	+1%	Total	1,710	1,647	+4%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

2Q04	2Q03%		in Mcf/d	1H04	1H03%
2,395	2,072	+16%	Europe	2,404	2,316	+4%
378	413	-8%	Africa	384	399	-4%
280	289	-3%	North America	269	303	-11%
1,124	1,148	-2%	Far East	1,152	1,113	+4%
267	263	+2%	Middle East	285	281	+1%
471	337	+40%	South America	439	311	+41%
—	—	—	Rest of world	—	—	—

4,915	4,522	+9%	Total	4,933	4,723	+4%

Downstream

Refinery throughput by region

2Q04	2Q03%		in kb/d	1H04	1H03%
1,000	885	+13%	France	1,017	893	+14%
1,180	1,184	—	Rest of Europe	1,181	1,214	-3%
314	314	—	Rest of world	296	302	-2%

2,494	2,383	+5%	Total*	2,494	2,409	+3%

*	includes share of Cepsa

Chemicals

2Q04	2Q03%		Chemicals — key figures (B€)	1H04	1H03%
4.90	4.19	+17%	Sales	9.57	8.74	+9%

2.37	1.77	+34%	• Base chemicals and polymers	4.64	3.90	+19%
0.96	0.95	+1%	• Intermediates	1.89	1.89	ns
1.56	1.47	6%	• Specialties*	3.03	2.95	+3%
0.01	—	ns	• Chemicals Corporate	0.01	—	ns

0.15	0.18	-17%	Operating income*	0.35	0.30	+17%
(0.01)	0.05	ns	• Base chemicals and polymers	0.05	0.03	+67%
0.04	0.05	-20%	• Intermediates	0.08	0.10	-20%
0.13	0.11	+18%	• Specialties	0.25	0.21	+19%
(0.01)	(0.03)	ns	• Chemicals Corporate	(0.03)	(0.04)	ns

*	adjusted for special items